Filed by Genuine Parts Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Genuine Parts Company

Subject Company: Genuine Parts Company

SEC File No.: 001-05690

Date: April 12, 2018

The following FAQ was distributed by Genuine Parts Company to employees of the S.P. Richards business:

Employee FAQ

1.	What was announced?

•	Our parent company, Genuine Parts Company, announced a definitive agreement under which S.P. Richards will combine with Essendant to form a new publicly traded company. This transaction will effectively spin off S.P. Richards from Genuine Parts Company, allowing S.P. Richards and Essendant to merge.

•	Once the transaction has been completed, Genuine Parts Company shareholders will continue to own their existing shares in Genuine Parts Company and will also own approximately 51% of the new, combined company. Essendant shareholders will own approximately 49% of the new, combined company.

•	Together, S.P. Richards and Essendant will be a stronger, more competitive business with greater scale and service capabilities and an enhanced ability to support our customers and best position our employees for the future.

2.	Who is Essendant?

•	Essendant is a leading distributor of business products headquartered in Deerfield, IL.

•	Essendant provides its customers with access to over 170,000 items, including janitorial and breakroom supplies, technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture.

•	Like S.P. Richards, Essendant serves a diverse group of customers, including independent resellers, national resellers and e-commerce businesses.

•	Essendant shares our passion for serving customers and has a long history of delivering business products to growing businesses, a record we look forward to continuing together as an even stronger combined organization.

3.	Why is S.P. Richards combining with Essendant?

•	After evaluating strategic options to best position S.P. Richards and our employees for the future, the Genuine Parts Company Board and management team determined that this combination with Essendant provided strategic benefits while creating value for Genuine Parts Company shareholders.

•	Bringing together leadership and operational expertise from Essendant and S.P. Richards and combining the best elements of each business’ operations will create an even stronger company with the ability to harness our unique strengths and capitalize on opportunities to create value, including:

o	Greater resources to support and partner with the independent dealer channel and resellers in our other sales channels, and invest to drive enhanced value for customers, consumers and shareholders;

o	Expanded product assortment of branded and private-label products across a broad set of categories;

o	Consolidated distribution network with greater efficiencies throughout the entire supply chain; and

o	Optimized ability to develop and offer innovative solutions in value-added marketing and analytics services to strengthen independent reseller relationships and drive demand.

•	We have tremendous respect for Essendant and believe the combination with S.P. Richards’ strong, diversified business and talented team will bring together two highly complementary cultures with a shared commitment to serving customers.

•	Together, we will be better able to help our customers succeed in the face of a challenging and rapidly evolving market.

Employee FAQ

4.	What are the benefits of this transaction for S.P. Richard’s employees? Will there be any changes in staffing or layoffs as a result of the combination?

•	It is important to remember that we are still in the early stages of planning for this transaction, and it’s too early to comment on specific changes that may take place following the completion of the merger.

•	As with many transactions of this size, we expect there will be some overlap in functions on both sides, and integration planning will focus on positioning the combined company from a strategic and financial perspective.

•	Both businesses are focused on high performance and delivering results, and we expect this will be taken into account as we plan for the integration of our two businesses.

•	Overall, for employees, the new company will have the scale and depth to compete more effectively in the challenging and rapidly evolving business products market, which will better position all employees for the future.

•	Until the transaction is completed, S.P. Richards will remain a part of Genuine Parts Company and S.P. Richards and Essendant will continue to operate independently. In short, it will be business as usual from an operations perspective leading up to closing.

•	It is important that you remain focused on your day-to-day responsibilities and delivering reliable service to our customers.

5.	Who will lead the combined company? Where will the company be headquartered?

•	The combined company will be led by a proven team that reflects the management strengths and capabilities of both businesses.

•	Upon close of the transaction, Ric Phillips and Janet Zelenka of Essendant will respectively serve as Chief Executive Officer and Chief Financial Officer of the combined company, and Rick Toppin, S.P. Richards’ current Chief Executive Officer, will serve as Chief Operating Officer.

•	In addition, Charles Crovitz, current Chairman of the Board of Essendant, will serve as Chairman of the Board of the combined company. He will be joined by three Essendant-appointed Directors, four Genuine Parts Company-appointed Directors, and four Directors appointed by mutual agreement.

•	The new company will have dual headquarters in Atlanta, GA and Deerfield, IL.

6.	When will the transaction be completed?

•	We expect this transaction to close before the end of 2018, subject to customary closing conditions and regulatory approvals.

•	Until then, S.P. Richards will remain a part of Genuine Parts Company and S.P. Richards and Essendant will continue to operate independently.

•	In short, it is business as usual for all of us and it is important that you remain focused on your day-to-day responsibilities and delivering reliable service to our customers.

7.	What is required in order to close the transaction?

•	The transaction is structured in a form called a Reverse Morris Trust, under which Genuine Parts Company will go through a process to separate the S.P. Richards business prior to combining it with Essendant.

•	As part of this process, we will need to obtain certain regulatory approvals and the approval of Essendant shareholders.

8.	Explain at a high level what the regulatory process might entail?

•	As is the case for many transactions in the U.S., the proposed combination will require regulatory approval.

•	This process involves a filing with the antitrust regulators by both parties and an initial review period.

•	It is not unusual in a transaction of this kind for the government to need additional time to conduct its review. This can take several months.

Employee FAQ

•	Until the transaction is completed, S.P. Richards will remain a part of Genuine Parts Company and S.P. Richards and Essendant will continue to operate independently. In short, it is business as usual at S.P. Richards.

9.	What are the integration plans? Will any of our distribution centers be closed during integration?

•	In the coming weeks, S.P. Richards and Essendant will form an integration planning team consisting of leaders from both organizations to determine how best to bring our two businesses together – this includes reviewing benefits plans and programs, merging certain technology and integrating our teams and sales forces – to align and work together toward the creation of a stronger combined company.

•	We will be appointing members to the integration team and expect that it will grow over time as we get deeper into the planning process.

•	While not every employee will be a part of the integration planning team, you may be asked by a supervisor or manager for information or support of the overall effort and we appreciate your cooperation with any future request.

•	Our greatest priority should continue to be our customers and our commitment to providing them with quality products and service, just as we always have.

10.	Will there be any changes to employee compensation and benefit plans?

•	Until the merger is completed, S.P. Richards and Essendant will operate independently and it remains business as usual. Your compensation and benefits will continue in the ordinary course.

•	We are still in the early stages of planning for this transaction, and it’s too early to comment on specific changes that may take place following the completion of the merger.

•	In the coming weeks, S.P. Richards and Essendant will form an integration planning team consisting of leaders from both organizations to facilitate a seamless transition. Their work will include decisions regarding compensation and benefits and other such employee matters.

11.	What happens to the shares of Genuine Parts Company stock that I own?

•	Employees that own Genuine Parts Company shares at the time of the closing of the S.P. Richards and Essendant transaction will continue to own those Genuine Parts Company shares.

•	The shares you own in Genuine Parts Company as well as the dividend on your Genuine Parts Company shares will stay the same after the close of the transaction.

•	Upon completing the combination of S.P. Richards and Essendant, employees who own Genuine Parts Company stock will receive shares in the new combined company. The amount of shares will depend on the number of Genuine Parts Company shares an individual employee owns at the time of the transaction closing.

•	Your new shares will be automatically deposited into the accounts that currently hold your Genuine Parts Company shares.

•	It is still early in the process and the valuation of the combined business will be clearer as we move toward the close of the transaction. That said, we are confident that this transaction will provide shareholders significant value through both the future upside of the new company as well as Genuine Parts Company’s focus on its core businesses.

12.	What will happen to the S.P. Richards name? What about S.P. Richards’ brands?

•	The new company will be called Essendant.

•	Both businesses enjoy solid branded and private-label products businesses with strong brand equity among our respective customer bases. We expect the combined company to continue leveraging these strengths across a broad set of categories.

•	In the coming weeks, S.P. Richards and Essendant will form an integration planning team consisting of leaders from both organizations to determine how best to bring our

Employee FAQ

two businesses together. Decisions regarding our go-forward branding strategy, including our private-label products businesses, will be determined and shared as we move through the process.

13.	What should I say if asked about this transaction?

•	As is common with announcements like these, today’s news may lead to increased interest in our business, and it is important that we speak with one voice. Please refer any media or other external inquiries to Sid Jones, SVP of Investor Relations, at 678-934-5628 or Sid_jones@genpt.com.

14.	Who can I contact if I have more questions?

•	If you have any further questions, please feel free to reach out to your manager.

•	We are committed to keeping you updated as there is important information to share.

•	Your manager will be meeting with you and discussing this news further.

•	We will continue to communicate developments as we move through this process. It’s important to remember that until this transaction is finalized, it remains business as usual at S.P. Richards.

15.	Would S.P. Richards’ employees have the opportunity to be reassigned or apply to other jobs within Genuine Parts Company? Do I have the option to stay with Genuine Parts Company if I don’t want to go to the new company? Would I get severance if I don’t want to go?

•	It is very early in the process and premature to be looking at job opportunities in other local Genuine Parts Company businesses.

•	Our announced, dual HQ strategy in Deerfield and Atlanta is specifically intended to allow for long-term career opportunities for S.P. Richards employees.

•	We need to continue to service our customers between now and closing – and every employee is part of this commitment.

•	The talent of the S.P. Richards employee base is a key factor in the success of this combination.

•	For all of these reasons, we have agreed that S.P. Richards employees should not be considered for Genuine Parts Company open positions at this time.

•	We are confident that the newly combined company formed by this merger will be better able to compete over the long-term. This will better position employees for the future.

Employee FAQ

Cautionary Statement

This document contains forward-looking statements, including statements regarding the proposed business combination transaction between Genuine Parts Company (“GPC”) and Essendant, Inc. (“Essendant”) in which GPC will separate its Business Products Group and combine this business with Essendant. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction, the anticipated benefits of the proposed transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: the ability of GPC and Essendant to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of GPC and Essendant to terminate the Merger Agreement; negative effects of the announcement or the consummation of the transaction on the market price of GPC’s or Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the Essendant shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction related litigation; the possibility that costs or difficulties related to the integration of the businesses will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see GPC’s and Essendant’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC and other written statements made by GPC and/or Essendant from time to time. The forward-looking information herein is given as of this date only, and neither GPC nor Essendant undertakes any obligation to revise or update it.

Additional Information

In connection with the proposed transaction, Essendant will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus of Essendant, and Rhino SpinCo, Inc. (“SpinCo”) a wholly owned subsidiary of GPC created for the proposed transaction, will file with the SEC a registration statement on Form 10. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from GPC or Essendant. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900.

Participants in the Solicitation

GPC, Essendant and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about GPC’s directors and executive officers is available in GPC’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on February 27, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, the proxy statement/prospectus and other relevant documents to be filed with the SEC regarding the proposed transaction. Information about Essendant’s directors and executive officers is available in Essendant’s proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2017, June 13, 2017, July 17, 2017, October 25, 2017, December 28, 2017 and March 8, 2018.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.